Harry H. Demas Direct Dial: +1-213-891-8546 harry.demas@lw.com

LATHAM & WATKINS llp	355 South Grand Avenue Los Angeles, California 90071-1560
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File No. 042844-0001
VIA EDGAR & FACSIMILE (202) 772-9368
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall, Assistant Director Anne Nguyen Parker, Legal Branch Chief John W. Madison, Attorney

Re:	Sterlite Industries (India) Limited Form 20-F filed June 30, 2008 (File No. 1-33175)
Ladies and Gentlemen:
     On behalf of Sterlite Industries (India) Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in H. Roger Schwall’s letter dated August 19, 2008. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
General
1.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

The Company respectfully confirms that it will comply with the Staff’s comments in all future filings. With respect to the disclosure the Company intends to use, the Company respectfully directs the Staff to the Company’s response to comment #2.

August 25, 2008 Page 2

LATHAM & WATKINS llp
Competitive Strengths, page 46
2.	We note that you indicate that one of your competitive strengths is the “relatively large and inexpensive labor and talent pools in India”. Please explain and reconcile this strength with the risk factor on page 18 titled, “Shortage of skilled labor in the metals and mining industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations.”

The Company respectfully advises the Staff that, for the reasons discussed below, it believes that the competitive strength on page 46 and the risk factor on page 18 highlighted by the Staff are appropriate disclosure and not inconsistent with each other.

With respect to the competitive strength, in which it is stated that “India has, as compared to other industrialized nations, low labor costs as a result of its large and skilled labor pool and the availability of many well-educated professionals,” the Company believes that the statement accurately describes the Indian labor and talent market and that the availability of skilled labor at relatively low cost as compared to other industrialized nations is one of the Company’s key competitive strengths vis-à-vis competitors in other countries.

With respect to the risk factor, the Company believes that the statements made in the risk factor are also accurate as to the Company’s business. Specifically, the Company’s business is one that requires a skilled and experienced labor force and, as a result, if there were to be a shortage of skilled and experienced labor, the Company’s costs could increase, its operations could be interrupted or it may be unable to maintain its current production or increase production according to its plans. While the Company has not historically experienced any difficulties in obtaining at reasonable cost the skilled and experienced labor required for its operations, if circumstances were to change in one or more of the labor markets in India with respect to any of the particular skilled personnel required in the metals and mining business, including as a result of the expansion plans of the Company and other Indian metals and mining companies, the Company’s business and operations could be adversely affected. Notwithstanding the fact that the risk described in the risk factor has not manifest itself to date, the Company believes that it is important to highlight this risk to investors.

The Company respectfully submits that the competitive strength and the risk factor are not inconsistent because the fact that companies with operations in India benefit from India’s large and skilled labor pool as compared to competitors in other industrialized countries does not mean that companies with operations in India are free from the risk that the Indian labor and talent market may change in a manner that may adversely affect their businesses, such as by a reduction in the availability of skilled labor in required specialties that results in increased costs, business interruptions or the curtailment of expansion plans. If the risk described in the risk factor were to manifest itself, the Company may reconsider inclusion of the competitive strength. However, the Company believes that present business conditions are such that the labor market in India remains a competitive strength for the Company while at the same time it is reasonably possible,

August 25, 2008 Page 3

LATHAM & WATKINS llp
and thus an ongoing risk to the Company’s business, that the labor market may change in a manner that could adversely affect the Company’s business. Thus, the Company respectfully submits that it believes that the disclosure it has made in its Form 20-F filed June 30, 2008 accurately describes both the Company’s competitive strengths and the risks to its business.
*    *    *    *    *
     As requested by the Staff, we have attached to this letter as Annex A a statement from the Company as requested by the Staff.
     Please contact me at 1-213-891-8546 or Anthony Richmond at 1-650-463-2643 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,
/s/ Harry H. Demas
Harry H. Demas of LATHAM & WATKINS LLP
Enclosure
cc:	Kuldip Kumar Kaura, Managing Director and Chief Executive Officer Sterlite Industries (India) Limited

Din Dayal Jalan Chief Financial Officer Sterlite Industries (India) Limited

[Vedanta’s logo]	[Sterlite’s logo]	STERLITE INDUSTRIES (I) LTD.
Regd. Office : SIPCOT Industrial Complex,
Madurai Bypass Road, T.V. Puram P.O.,
Tuticorin - 628 002. Tamilnadu, India.
Tel. : (91-461) 661 2591 (10 Lines)
Fax : (91-461) 234 0203
Website : www.vedantaresources.com
Annex A
August 22, 2008
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall, Assistant Director Anne Nguyen Parker, Legal Branch Chief John Madison, Staff Attorney

Re:	Statement of Sterlite Industries (India) Limited Form 20-F filed June 30, 2008 (File No. 1-33175)
Ladies and Gentlemen:
     Sterlite Industries (India) Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), in response to the Staff’s request in its comment letter with respect to the Company’s Form 20-F filed June 30, 2008 (File No. 1-33175) (the “Filing”), hereby acknowledges as follows:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Din Dayal Jalan

Din Dayal Jalan Chief Financial Officer Sterlite Industries (India) Limited